Securities and Exchange Commission

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bionomics Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

09063M205**

(CUSIP Number)

September 28, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depository Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol “BNOX.” Each ADS represents one hundred eighty (180) ordinary shares (“Ordinary Shares”). No CUSIP has been assigned to the Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 09063M205	13G	Page 2 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Partners, LP
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 126,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 126,000,000
9	Aggregate Amount Beneficially Owned by each Reporting Person 126,000,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 8.6%
12	type of reporting person pN

Page 2 of 8 pages

CUSIP No. 09063M205	13G	Page 3 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Tang Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 126,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 126,000,000
9	Aggregate Amount Beneficially Owned by each Reporting Person 126,000,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 8.6%
12	type of reporting person OO

Page 3 of 8 pages

CUSIP No. 09063M205	13G	Page 4 of 8 Pages
1	NameS of Reporting Persons I.R.S. Identification NOS. of Above Persons (ENTITIES ONLY) Kevin Tang
2	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization united states
Number of Shares BENEFICIALLY Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 126,000,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 126,000,000
9	Aggregate Amount Beneficially Owned by each Reporting Person 126,000,000
10	Check Box if the Aggregate Amount in Row (9) excludes certain shares ☐
11	Percent of Class represented by amount in row 9 8.6%
12	type of reporting person IN

Page 4 of 8 pages

Item 1(a).	Name of Issuer:

Bionomics Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Greenhill Road, Eastwood SA 5063, Australia

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 210, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, no par value per share

Item 2(e).	CUSIP Number 09063M205 has been assigned to the ADSs of the Issuer. Each ADS represents one hundred eighty (180) Ordinary Shares.

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners. Tang Capital Partners beneficially owns 126,000,000 of the Issuer’s Ordinary Shares, in the form of 700,000 of the Issuer’s ADSs, which each represent one hundred eighty (180) Ordinary Shares.

Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

Tang Capital Management. Tang Capital Management beneficially owns 126,000,000 of the Issuer’s Ordinary Shares, in the form of 700,000 of the Issuer’s ADSs, which each represent one hundred eighty (180) Ordinary Shares.

Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang. Kevin Tang beneficially owns 126,000,000 shares of the Ordinary Shares, in the form of 700,000 of the Issuer’s ADSs, which each represent one hundred eighty (180) Ordinary Shares.

Page 5 of 8 pages

Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

The percentages used herein are based on 1,468,735,424 Ordinary Shares outstanding as of June 30, 2023, as set forth in the Issuer’s Statutory Financial Statements filed as an Exhibit to a Report of Foreign Issuer on Form 6-K that was filed with the Securities and Exchange Commission on September 29, 2023.

(b)	Percent of Class:

Tang Capital Partners	8.6%
Tang Capital Management	8.6%
Kevin Tang	8.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	126,000,000 shares
Tang Capital Management	126,000,000 shares
Kevin Tang	126,000,000 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	126,000,000 shares
Tang Capital Management	126,000,000 shares
Kevin Tang	126,000,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Page 6 of 8 pages

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 10, 2023

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

Page 8 of 8 pages